Finance

RECEIVED

2008 FEB 13 A 11:23

1st February, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

[redacted]

08000717

Attention: **Special Counsel**
Office of International Corporate Finance

SUPPL

<u>MOL ~~Magyar Olaj- és Gázipari Rt.~~</u>
<u>Rule 12g3-2(b) File No. 82-4224</u>

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richárd Benke
Investor Relations Director

PROCESSED
FEB 15 2008
THOMSON FINANCIAL

Enclosure

MOL Hungarian Oil and Gas Plc.
H-1117 Budapest, Októberhuszonharmadik utca 18. Tr. 01-10-041683

www.mol.hu

▶ MOL Plc.

INVESTOR NEWS

1 February 2008

MOL's statement on EC merger notification

MOL notes today's formal notification of OMV's hypothetical bid for MOL to the European Commission - and welcomes the opportunity for a thorough investigation by the European Commission of the significant anti-competitive effects which an OMV/MOL combination would have for the Central European region and energy consumers.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

▶ **MOL Plc.**

INVESTOR NEWS

1 February 2008

Purchase of treasury shares

MOL Plc. hereby informs capital market participants, that on 31 January 2008, based on the announcement made on 16 July 2007 and modified on 22 January 2008, MOL bought 75,455 treasury shares at an average price of 22,720 HUF/share on the Budapest Stock Exchange through ING Bank Ltd. as investment service provider. Following this transaction MOL owns 2,014,189 "A"series and 578 "C" series ordinary shares.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

END